SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 545th MEETING OF THE BOARD OF DIRECTORS
HELD ON JUNE 19, 2008

On June 19, 2008, at 2:00 (two) p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05.477 -000, the five hundred and forty-fifth (545th) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Board Member Alvaro Pereira Novis, and his alternate were absent, and he was replaced by the Board Member Newton Sergio de Souza, according to the representation letter that was previously sent, in accordance with the procedure established in the Company’s Bylaws. The Chief Executive Officer José Carlos Grubisich, and Officers Carlos Fadigas and Mauricio Ferro, as well as Messrs. José Augusto Cardoso Mendes, Roberto Lopes Pontes Simões, Marcos Vinícius Gusmão, Marcelo Lyra, Manoel Carnaúba Cortez, Nelson Raso and Ms. Ana Patrícia Soares Nogueira were present at the Meeting. The Chairman of the Board of Directors Mr. Pedro Augusto Ribeiro Novis, presided the meeting and Ms. Ana Patrícia Soares Nogueira acted as secretary. First, the Chairman welcomed the Members elected at the Extraordinary General Meeting held last May 30, 2005, and also took the opportunity to thank the Board Members whose resignation letters were received at this Board’s meeting held on May 14, 2008, namely, José Lima de Andrade Neto, Luiz Fernando Cirne Lima and Hilberto Mascarenhas Alves da Silva Filho, for their dedication and important contribution to the Company during their terms of office. AGENDA: I) Subject for Deliberation: The following deliberations were unanimously taken: PROPOSALS FOR DELIBERATION (“PD”) – after the due analysis of the respective terms and related documentation, the following Proposals for Deliberation were approved, copies of which were previously sent to the Board Members for cognizance and will remain filed at the Company’s headquarters: 1) PD.CA/BAK-13/2008 – Contracting of Electric Power, so as to authorize (i) the execution of the procedures required to make feasible the contracting of electric power for the Units in Rio Grande do Sul, during the period from 2013 to 2018, according to the terms and conditions described in the PD and respective Exhibits; and (ii) the execution of the documents and agreements required to formalize this resolution; 2) PD.CA/BAK-14/2008 – Contracting of Maritime Transportation Services of Liquid Bulk for Export, so as to authorize the contracting of maritime bulk transportation services with Odfjell Tankers, according to the terms and conditions described in the respective PD and Exhibit. II) Subjects for Acknowledgment: The proper Officers made the presentations relating to the matters set out in the agenda, to wit: 1) Corporate Structure; 2) New Institutional Positioning; 3) Performance Monitoring Indicators; 4) Competitiveness of Raw Materials; 5) Investment Follow-up by the Finance and Investment Committee; and 6) Reporting of Results until May 2008. III) Subjects of Interest of the Company: Nothing to register. IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, June 19, 2008. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice Chairman; Alvaro Pereira Novis (by Newton Sergio de Souza); Antonio Britto Filho; Arão Dias Tisser; Edmundo José Correia Aires; Francisco Pais; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Mauro Metrau Carneiro da Cunha; Newton Sergio de Souza].

The above matches the original recorded in the proper book.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413.1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, n° 309, 13° andar - CEP 20071-003 - Tel. (21) 2216.1515 - Fax (21) 2223.0476
Salvador/BA - Av. Prof Magalhães Neto, n°1856, sl 1101 - CEP 41810.012 - Tel. (71) 3271.2044 - Fax (71) 3341 2860
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3576 9000 – Fax (11) 3023 0416

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.